UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

United Mortgage Trust (Name of Subject Company)

United Mortgage Trust (Names of Persons Filing Statement)

Shares of Beneficial Interest, par value $.01 per share,

of United Mortgage Trust

(Title of Class of Securities)

911030104

(CUSIP Number of Class of Securities)

Stuart Ducote

President

United Mortgage Trust

1301 Municipal Way, Grapevine, Suite 220

Texas 76051

(214) 237-9305

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Robert A. Hudson, Esq.

Butzel Long

41000 Woodward Avenue

Bloomfield Hills, MI 48304

(248) 258-1402

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by Mackenzie Blue Ridge Company III, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Fund 4, LP, MacKenzie Northwest Fund, LP and Coastal Realty Business Trust (collectively, the “Bidders”) to purchase up to 600,000 shares of beneficial interest, par value $0.01 per share (the “Beneficial interest”), of UNITED MORTGAGE TRUST, a Maryland real estate investment trust (the “Company”), at a price equal to $6.50 per share (the “Offer Price”), upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Bidders on November 10, 2015 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”).

As discussed below, the board of trustees of the Company (the “Board of Trustees”) takes no position and remains neutral with regard to the Tender Offer. We urge each shareholder to consult with their own financial advisor or broker and consider their own individual circumstances as well as the considerations set forth in the Tender Offer and in this letter and the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission, which may be accessed at www.sec.gov.

Item 1. Subject Company Information.

The subject company’s name and the address and telephone number of its principal executive office is as follows:

United Mortgage Trust

1301 Municipal Way, Grapevine, Suite 220

Texas 76051

(214) 237-9305

This Schedule 14D-9 relates to the shares of beneficial interest, of which there were 6,421,520 shares outstanding as of November 13, 2015.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidders pursuant to which the Bidders have offered to purchase up to 600,000 outstanding shares of beneficial interest at the Offer Price. The Tender Offer is on the terms and subject to the conditions described in the Schedule TO.

Unless the Tender Offer is extended by the Bidders, the Tender Offer will expire at 11:59 p.m., Pacific Time, on December 11, 2015.

According to the Schedule TO, the Bidders’ the principal business address is 1640 School Street, Moraga, California 94556, (925) 631-9100.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (1) between the Company or its affiliates and the Bidders and their respective executive officers, Trustees or affiliates or (2) between the Company or its affiliates and the executive officers, Trustees or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Security Ownership of Principal Shareholders and Management,” “Compensation of Trustees,” “Executive Compensation and Other Matters” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A dated April 29, 2015 (the “Proxy Statement”), which information is incorporated herein by reference. The Proxy Statement was previously made available to all Shareholders and is available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The Board makes no recommendation, expresses no opinion and remains neutral regarding whether the Company’s Shareholders should accept or reject the Tender Offer The information set forth in the letter to Shareholders dated December 3, 2015 (the “Letter to Shareholders”), which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b)	Reasons for the Recommendation.

The information set forth in the “Letter to Shareholders”, which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c)	Intent to Tender.

The Company’s trustees and officers are entitled to participate in the Tender Offer on the same basis as other Shareholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the trustee or officers of the Company intends to tender any of his or her shares in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender shares held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6. Interest in Securities of the Subject Company.

During the past sixty days prior to the filing of this Schedule 14D-9, no transactions with respect to shares of beneficial interest have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken, and is not engaged in, any negotiations in response to the Tender Offer which relate to: (1) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (3) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

Forward-Looking Statements

This Form 14D-9 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the availability of and our ability to find suitable mortgage investments; changes in general conditions in the housing and mortgage financing markets including the impact thereof on the homebuilding industry, changes in U.S. and global economic and credit market conditions, the impact of changes to tax and other laws affecting our industry, changes in interest rates, the availability of financing, our ability to adapt to changing circumstances, the continued financial viability of affiliates to whom we have extended loans, and the requirement to maintain our qualification as a real estate investment trust. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore we cannot give assurance that such statements included in this Form 14D-9 will prove to be accurate.

Forward-looking statements in this Schedule 14D-9 reflect the views of the Company’s management only as of the date of this Schedule 14D-9, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

Item 9.01 Exhibits.

Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

(a)(1)	Communication from the Company to the Shareholders, dated December 3, 2015

(a)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2015 (1)

(1)	The sections of the Company’s Definitive Proxy Statement specified in Item 3 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Mortgage Trust

Dated: December 3, 2015	By:	/s/ Stuart Ducote
Stuart Ducote
President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Communication from the Company to the Shareholders, dated December 3, 2015